# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonida Senior Living, Inc., CIK 0001043000
CUSIP: 140475203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14755 Preston Road, Suite 810, Dallas, Texas (TX), 75254
Date of event which requires filing of this statement: 8/6/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001420506-24-002080
Filed by CIK 0002040071

## Reporting persons
- Ugo Bizzarri: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 911,265; sole dispositive power 0; shared dispositive power 911,265; aggregate amount beneficially owned 911,265 (4.84% of the class)
  Comment: The percentage in item 11 of this page is based on 18,823,108 shares of Common Stock outstanding as of August 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.
- Hazelview Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 911,265; sole dispositive power 0; shared dispositive power 911,265; aggregate amount beneficially owned 911,265 (4.84% of the class)
  Comment: The percentage in item 11 of this page is based on 18,823,108 shares of Common Stock outstanding as of August 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.

## Item 1. Issuer
Name of issuer: Sonida Senior Living, Inc.
Address of issuer's principal executive offices: 14755 Preston Road, Suite 810, Dallas, TX 75254

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of Hazelview Investments Inc. ("Hazelview") and Ugo Bizzarri, together with Hazelview, the "Reporting Persons") with respect to 911,265 shares of common stock, $0.01 par value per share (the "Holdings"), of Sonida Senior Living, Inc., a Delaware corporation (the "Issuer").

Hazelview is the parent of, and is deemed to exercises investment discretion with respect to the Holdings managed by, the following registered adviser entities:

(i) Hazelview Securities Inc., an Ontario corporation, and

(ii) Hazelview Securities (US) LLC, a Delaware limited liability company

Mr. Bizzarri is the controlling shareholder of Hazelview. The filing of this statement should not be construed as an admission that either Reporting Person is, for the purpose of Section 13 of the Act, the beneficial owner of the Holdings reported herein.
Address of principal business office or, if none, residence:
c/o Hazelview Investments Inc.
1133 Yonge Street, 4th Floor
Toronto, ON
Canada
M4T 2Y7
Citizenship: See response to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
911,265 deemed beneficially owned by Hazelview Investments Inc.
911,265 deemed beneficially owned by Ugo Bizzarri
Percent of class:
4.84% deemed beneficially owned by Hazelview Investments Inc.
4.84% deemed beneficially owned by Ugo Bizzarri.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 911,265
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 911,265

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement between Hazelview Investments Inc. and Ugo Bizzarri, dated as of June 1, 2026.

## Signatures
- Ugo Bizzarri: Ugo Bizzarri, Individual (06/01/2026)
- Hazelview Investments Inc.: Ugo Bizzarri, Executive Chair, Chair of the Board (06/01/2026)